UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Management’s Report on Internal Control Over Financial Reporting

Edenor S.A.’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for Edenor S.A. as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). Internal control over financial reporting includes those policies and procedures that:

• pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Edenor S.A.;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of Edenor S.A. are being made only in accordance with authorizations of Management and directors of Edenor S.A.; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Edenor S.A.’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of Edenor S.A.’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013 Based on such evaluation, Management concluded that the Edenor S.A.’s internal control over financial reporting was effective as of December 31, 2021. The effectiveness of Edenor S.A.’s internal control over financial reporting as of December 31, 2021 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which accompanies this report.

Date: March 9, 2022

Neil Bleasdale	German Ranftl Moreno

Chief Executive Officer	Chief Financial Officer

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.).

Inscripta en IGJ el 3/08/92, N° 7041, L° 111 T° A.

Sede Social: Avda. del Libertador 6363 - C1428ARG - Ciudad Autónoma de Buenos Aires.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 10, 2022